INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

June 21, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:
Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Stone Toro Fundamental Value Fund (initially filed as Stone Toro Relative Value Fund) (the “Fund”)

This letter summarizes the comments provided by Mr. Chad Eskiledsen of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 18, 2013, regarding Post-Effective Amendment No. 295 to the Registrant’s Form N-1A registration statement with respect to the Stone Toro Fundamental Value Fund (initially filed as Stone Toro Relative Value Fund) series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 364 to Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Fees and Expense of the Fund – Summary Section

1.	Include footnote two only if the Fund will be operating over the total annual fund operating expenses.

Response:  The Registrant anticipates the Fund the Fund’s total annual fund operating expenses during its first year of operations to be less than the contractual expense limitation in place during such year.  Consequently, footnote two has been removed as requested.

Principal Investment Strategies – Summary Section

2.  Provide a description of the investment process utilized by the Fund’s investment adviser.

Response:  The Registrant has added the following disclosure relating to the investment process utilized by the Fund’s investment adviser in the “Principal Investment Strategies” section of the Summary Section as requested:

The Fund’s adviser employs a proprietary investment process, the Relative Value Process (the “Process”), to identify “special investment value.”  The Process is based on fundamental financial factors with an emphasis on valuation.  Under the Process, a security’s value is defined relative to its own historic value and not relative to a benchmark, peer group, or index. The Process utilizes fundamental variables that the Fund’s adviser believes historically have been successful in predicting stock price movement.  The Fund’s adviser considers investments across all sectors and does not focus on any one industry.

Principal Investment Strategies

3.  Although the investment strategy process described in the Prospectus is labeled as “relative value”, it appears to more closely reflect an absolute value strategy.  Confirm the investment strategy process and either change the Prospectus disclosure to reflect a relative value strategy or consider changing the Fund’s name, as appropriate.

Response:  The Registrant confirms that the proprietary process used by the Fund’s investment adviser is entitled the “Relative Value Process”.  However, as explained in the Prospectus, this process differs from the traditional definition of “relative value” in that it focuses on a company’s fundamentals and valuation by comparing the current value of a company’s security to its own relative historic value.  As suggested, the Registrant has changed Fund’s name to the Stone Toro Fundamental Value Fund to more closely reflect the Fund’s investment strategy.

STATEMENT OF ADDITIONAL INFORMATION

4.  With respect to the sub-section entitled “SWAP Agreements,” confirm that the Fund has considered the staff’s Concept Release No. 29-776 to the Investment Company Institute, dated August 31, 2011, regarding derivatives-related disclosures by investment companies.

Response:  The Registrant confirms that the Fund has read and considered the staff’s Concept Release No. 29-776 to the Investment Company Institute, dated August 31, 2011.

***

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing of the Amendment.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/ JOY AUSILI
Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360

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